Dimensional

October 15, 2020

Via EDGAR

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms.  Dubey:

Re:	Dimensional ETF Trust File Nos. 333-239440 and 811-23580

Dear Ms.  Dubey:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2020 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Core Equity Market ETF (“U.S. Portfolio”), Dimensional International Core Equity Market ETF (“International Portfolio”) and Dimensional Emerging Core Equity Market ETF (“Emerging Markets Portfolio” and each a “Portfolio” and, collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS

Prospectus Summary — Principal Investment Strategies

1. Comment.  For each Portfolio, please describe in plain English what it means to be a market capitalization weighted portfolio in light of each Portfolio’s description of its relevant market universe in the second sentence of the second paragraph.

Response.  The Registrant has revised the disclosure as follows:

•	Prospectus Summary (Sample Revisions): The Advisor defines the “U.S. Universe” as a market capitalization weighted ~~portfolio~~ set (e.g., the larger the

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company, the greater the proportion of the U.S. Universe it represents) of U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor.

•
Item 9 (Sample Revisions):  The Advisor defines the “U.S. Universe” as a market capitalization weighted ~~portfolio~~ set of U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor.  Market capitalization weighted means that a company’s weighting in the U.S. Universe is proportional to that company’s actual market capitalization compared to the total market capitalization of all eligible companies. The higher the company’s relative market capitalization, the greater its representation.

Additional Information on Investment Objectives and Policies

2. Comment.  In the last sentence in the “Approved Markets” section, please revise the disclosure to clarify that the underlying pooled investment vehicles cannot invest at least 80% of their assets in “derivative instruments that derive their value from Approved Markets Securities.”

Response.   The Registrant has revised the disclosure as follows:

•
The International Portfolios also may obtain exposure to Approved Market Securities by investing in derivative instruments that derive their value from Approved Markets Securities, or by investing in securities of pooled investment vehicles that invest at least 80% of their assets in Approved Markets Securities ~~or derivative instruments that derive their value from Approved Markets Securities~~.

Management of the Trust

3. Comment.  Please revise the description of the unified management fee to clarify that the Advisor is not “reimbursing” the Portfolios for the applicable expenses.

Response.  The Registrant has revised the disclosure as follows:

•
Pursuant to the investment management agreement with the Trust, on behalf of each Portfolio, the Advisor ~~reimburses each Portfolio~~ is responsible for substantially all ordinary fund operating expenses, except for….

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

4. Comment.  Under “Authorized Participants and Institutional Market Participants” in the “Disclosure of Portfolio Holdings” section, please: (1) identify who other “institutional market participants” are (i.e., per Item 16(f)(2) of N-1A); and (2) disclose any conditions or restrictions placed on the use of the portfolio holdings information that is imposed on the authorized or institutional market participants and the time lag for the disclosure of that information.

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Response.   The Registrant has revised the disclosure as follows:

•
The Advisor may provide certain information concerning a Portfolio’s portfolio holdings to ~~Authorized Participants and other institutional market participants~~ certain entities (defined below) in a format not available to other current or prospective Portfolio shareholders in connection with the dissemination of information necessary for transactions in Creation Units, as contemplated by Rule 6c-11 under the 1940 Act. The “entities” referred to are generally limited to NSCC members and subscribers to various fee-based subscription services, including Authorized Participants and other institutional market participants and entities that provide information services. This information may or may not reflect the pro rata composition of a Portfolio’s portfolio holdings.

5. Comment. Under “Third-Party Service Providers” in the “Disclosure of Portfolio Holdings” section, please clarify how it is appropriate to disclose such information “generally after its being disseminated to the NSCC.”

Response.  The Registrant notes that the entities referenced would be third-party service providers of the Portfolios that have entered into appropriate confidentiality agreements, which would negate the requirement that the information be publicly disclosed prior to its dissemination to such entities.  Accordingly, the requirement to generally provide that information after its been disseminated to the NSCC is voluntary (i.e., as opposed to legally required). The Registrant, however, has revised the disclosure to clarify the relationship of the service providers as follows:

•
From time to time, and in the ordinary course of business, such information may also be disclosed, subject to appropriate confidentiality agreements: ~~(i)~~, to other entities that provide services to the Portfolios, including pricing information vendors, and third parties that deliver analytical, statistical or consulting services to a Portfolio ~~and (ii) generally after it has been disseminated to the NSCC~~. The information is generally provided to such service providers after it has been disseminated to the NSCC.

PART C

6. Comment. With respect to the derivative action and exclusive forum provisions in Sections 4 and 5 of Article VII of the Agreement and Declaration of Trust, please revise the proposed statement as follows:

•
No provision of this Section [4/5] shall be effective to require a waiver of compliance with, or restrict any shareholder rights granted by, any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, as amended, or of any valid rule, regulation or order of the Commission thereunder.

Response.  For the reasons detailed below, the Registrant respectfully declines to revise the derivative action and exclusive forum provisions in Sections 4 and 5 of Article VII of the

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Agreement and Declaration of Trust as noted above. The Registrant, however, will incorporate the following additional statement into the provisions:

•
No provision of this Section [4/5] shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.  This Section [4/5] will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations, do not permit such application.

With respect to the demand requirements for derivative actions imposed by Section 4 of Article VII of the Registrant’s Agreement and Declaration of Trust, the Registrant notes that Section 3816 of the Delaware Statutory Trust Act (“DSTA”) governs the demand process for derivative actions in which shareholders seek to bring an action on behalf of the Registrant. Pursuant to Section 3816(e) of the DSTA, Delaware statutory trusts are permitted to include provisions in their governing documents that subject a beneficial owner’s right to bring a derivative action to additional standards and restrictions beyond those included in Section 3816 of the DSTA generally. In addition, Section 3816(e) of the DSTA specifically notes that such standards or restrictions can include a “requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.”1  These provisions have also been upheld by the Delaware Chancery Court.2

Further, a derivative action allows a shareholder to compel a trust to sue to redress harm to the trust, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The U.S. Supreme Court has found that state law governs the determination of whether a plaintiff has made an adequate demand or has been excused from making such a demand in connection with a derivative action. In Kamen v. Kemper Fin. Svcs., Inc., the Court noted that Federal Rule of Civil Procedure 23.1 “speaks only to the adequacy of the shareholder representative’s pleadings,” and does not itself create a demand requirement.3 In Kamen, the Court analyzed whether the state law demand requirement “comes within the purview of Burks’ presumption of state law incorporation, that is, whether the scope of the demand requirement affects the allocation of governing power within the corporation.”4

Because the state law demand requirement determines “who has the power to control corporate litigation” and “clearly regulates the allocation of corporate governing powers between the directors and individual shareholders,” the Court had “little trouble concluding” that it “relates to

[1]	Section 3816(e) of the DSTA.
[2]	See Hartsel vs. The Vanguard Group, C.A. No. 5394-VCP (Del. Ct. Ch., June 15, 2011), at n. 139 and supporting text.
[3]	See Kamen v. Kemper Fin. Svcs., Inc., 500 U.S. 90, 500 U.S. 97 (1991).
[4]	See id. at 101.

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the allocation of governing powers within the corporation” and “comes within the purview of Burks’ presumption of state law incorporation.”5 To support its analysis, the Court cited the Delaware Supreme Court to clarify that “the purpose of requiring a precomplaint demand is to protect the directors’ prerogative to take over the litigation or to oppose it.”6  Accordingly, as noted by the U.S. Supreme Court, the “contours of the demand requirement[,] when it is required, and when excused,” is an “aspect of state law.”7

Further, as noted in Kamen, Federal Rule of Civil Procedure 23.1 is a procedural requirement and does not provide the substance of the demand doctrine. Excluding federal securities claims from the demand requirement in the Registrant’s organization documents, which is a statutory right provided for and governed by the DSTA, would directly contradict the determination of the U.S. Supreme Court that the substance and contours of the demand requirement, including with respect to derivative actions brought under the 1940 Act, come from state law. Further, inclusion of the revised language requested in the comment would also put the Registrant at a competitive disadvantage in the industry in light of the vast majority of registered investment companies that do not have such a restriction.  Including the requested language would make the Registrant susceptible to costly frivolous lawsuits by eliminating any demand requirement with respect to federal securities claims (i.e., the U.S. Supreme Court specifically noted that while “Rule 23.1 clearly contemplates both the demand requirement and the possibility that demand may be excused, it does not create a demand requirement of any particular dimension”).  Lastly, the Registrant is not aware of any federal or Delaware statutes or cases that would make the provisions of Section 4 of the Registrant’s Agreement and Declaration of Trust unenforceable or that contradict the authorities noted above. Accordingly, for the reasons noted above, the Registrant respectfully declines to include the requested revision in Section 4, but instead will incorporate the additional statement noted above.

With respect to the federal forum selection provision in Section 5 of Article VII of the Registrant’s Agreement and Declaration of Trust, the Registrant notes that the Delaware Supreme Court recently held that forum-selection provisions requiring that claims under the Securities Act of 1933 be brought in federal court are valid under Delaware law and are consistent with federal and Delaware public policy.8  In addition, a California court recently ruled that a Delaware corporation’s federal forum provision with respect to claims brought under the Securities Act of 1933 was valid, specifically noting that “Plaintiffs have no federal law actually holding that the forum selection clauses are unconstitutional or illegal under federal law.”9  The Registrant is similarly  not aware of any federal or Delaware statutes or cases that would make such provision unenforceable and accordingly, the Registrant respectfully declines to include the requested

[5]	See id. at 101-102.
[6]	See id. at 102 (citing Spiegel v. Buntrock, 571 A.2d 767, 773 (Del.1990)).
[7]	See id. at 102.
[8]	See Salzberg v. Sciabacucchi, No. 346, 2019 (Del. Mar. 18, 2020).
[9]	See Wong v. Restoration Robotics (18CIV02609, Sept. 1, 2020).

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revision in Section 5, but will incorporate the additional statement noted above.

Lastly, the Registrant undertakes to file an updated Agreement and Declaration of Trust in a subsequent amendment to the Registration Statement after receiving approval from its Board of Trustees.

7. Comment. With respect to the jury trial provision in Section 5 of Article VII of the Agreement and Declaration of Trust, please revise the provision to exclude any claim brought under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, as amended, or of any valid rule, regulation or order of the Commission thereunder.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant notes that while the provision is not specific or limited to federal securities law claims, federal courts generally enforce jury trial waiver provisions if they are made knowingly, intentionally, and voluntarily.10 The Registrant believes that the risk disclosure in the SAI appropriately highlights the provision to shareholders and, as noted below, will replicate such disclosure in the Portfolios’ prospectus.  Further, the Registrant notes that the jury trial waiver provision specifically provides that such waiver is made only to the fullest extent permitted by applicable law.  Accordingly, if a federal securities law or court were to prohibit such provision, shareholders would not be disadvantaged.

8. Comment.  Please move or replicate the risk disclosure from the SAI regarding the derivative action, exclusive forum and jury trial provisions in the prospectus (i.e., as revised as noted in Comments Nos. 6 and 7 above).

Response.  The risk disclosure regarding the derivative action, exclusive forum and jury trial provisions from the SAI has been replicated in the back of the Portfolios’ prospectus.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

[10]
See Merrill Lynch & Co. Inc. v. Allegheny Energy, Inc., 500 F.3d 171 (2007) (noting “[w]hen asserted in federal court, the right to a jury trial is governed by federal law…. Although the right to a jury trial is fundamental and a presumption exists against its waiver, a contractual waiver is enforceable if it is made knowingly, intentionally, and voluntarily.”).

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Very truly yours, /s/ Ryan P. Buechner Ryan P. Buechner, Esq. Vice President and Assistant Secretary Dimensional ETF Trust